UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

Bancorp Rhode Island, Inc.
______________________________________________________________________________
(Name of Issuer)

Common Stock $0.01 par value per share
______________________________________________________________________________
(Title of Class of Securities)

059690 10 7
______________________________________________________________________________
(CUSIP Number)

Margaret D. Farrell, Esquire
Hinckley, Allen & Snyder LLP
50 Kennedy Plaza, Suite 1500
Providence, Rhode Island 02903
(401) 274-2000
______________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 1, 2011
______________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

 (1)           Name of Reporting Person
I.R.S. Identification Nos. of Above Persons (entities only)

Malcolm G. Chace, Jr.
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(2)           Check the Appropriate Box if a Member of a Group*                                    (a)           [   ]
(b)           [   ]
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(3)           SEC Use Only
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(4)           Source of Funds (See Instructions)
OO, PF
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(5)           Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)                                                                           [    ]
Not Applicable
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(6)           Citizenship or Place of Organization
United States of America
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(7)	Sole Voting Power
Number of                                           139,431
Shares
Beneficially                            (8)        Shared Voting Power
Owned by                                           214,403
Each
Reporting                                (9)        Sole Dispositive Power
Person With                                        139,431

(10)	Shared Dispositive Power
                  214,403
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(11)           Aggregate Amount Beneficially Owned by Each Reporting Person
353,834
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(12)           Check Box if Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)                                                                           [   ]

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(13)           Percent of Class Represented by Amount in Row (11)                       7.6%

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(14)           Type of Reporting Person                                                                           IN

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Item 1.	Security and Issuer
Common Stock $0.01 par value per share (“Common Stock”), Bancorp Rhode Island, Inc., One Turks Head Place, Providence, Rhode Island 02903.
Item 2.	Identity and Background

	(a)	This statement is being filed by Malcolm G. Chace, Jr.
	(b)	The business address for the Reporting Person is 100 Exchange Street, Providence, Rhode Island 02903;
	(c)	Mr. Chace is employed by Oppenheimer & Co.
	(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.
(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with respect to, and the Reporting Person is not subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

	(f)	Mr. Chace is a citizen of the United States.
Item 3.		Source and Amount of Funds or Other Consideration
Malcolm G. Chace, Jr., the son of Malcolm G. Chace, the former Chairman of the Board of Directors of Bancorp Rhode Island, Inc. (the “Issuer”), is deemed to have beneficial ownership of the 343,834 shares held by certain trusts of which Malcolm G. Chace, Jr. is a trustee.  No funds were expended by Mr. Chace in connection with acquiring beneficial ownership of the Issuer’s common stock held by these trusts.  Malcolm G. Chace, Jr. also directly owns 10,000 shares of the Issuer’s common stock which he acquired by gift from his father, Malcolm G. Chace.

Item 4.		Purpose of Transaction
(a)-(b) This Schedule 13D is being filed as a result of a distribution of shares to trusts of which Mr. Chace acts as a trustee.  Other than as may be described herein, the Reporting Person has no plans, in his capacity as an individual investor, which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

As reported in the Schedule 13D filed by Malcolm G. Chace on April 29, 2011, on April 19, 2011, the Issuer and Brookline Bancorp, Inc. (“Brookline”) entered into the Merger Agreement.  Subject to the terms and conditions of the Merger Agreement, the Issuer will merge with and into Brookline (the “Merger”), with Brookline continuing as the surviving corporation (the “Surviving Company”).  As a result of the Merger, each share of Issuer’s common stock (“Common Stock”)  issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive, at the election of the holder, either (1) $48.25 in cash (the “Cash Consideration”), without interest, or (2) 4.686 shares of Brookline common stock (the “Stock Consideration”), subject to allocation and proration procedures which provide that, in the aggregate, 2,347,000 shares of Common Stock will be converted into the Stock Consideration and the remaining shares of outstanding Common Stock will be converted into the Cash Consideration.  The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, including the approval of the Merger by the Issuer’s shareholders and the receipt of applicable federal and state bank regulatory approvals.

(c) Not applicable.

(d) The Merger Agreement provides for Merrill W. Sherman, President and Chief Executive Officer of the Issuer, and another current director of the Issuer to be elected to the Board of Directors of the Surviving Company upon completion of the Merger and for Paul A. Perrault, Chief Executive Officer of Brookline, to replace Ms. Sherman on the Board of Directors of Bank Rhode Island, the Issuer’s bank subsidiary (“BankRI”). Also at the closing of the Merger, Ms. Sherman will retire from the Issuer and BankRI and Mark Meiklejohn, currently BankRI's Executive Vice President and Chief Lending Officer, will become President and Chief Executive Officer of BankRI.

(e) Other than as a result of the Merger described in Item 4(a) above, not applicable.

(f) Other than as a result of the Merger described in Item 4(a) above, not applicable.

(g) Not applicable.

(h) - (i) If the Merger is consummated as planned, the Issuer’s common stock will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and delisted from the NASDAQ Global Select Market.

(j) Other than as described above, the Reporting Person currently has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

The foregoing descriptions of the Merger Agreement does not purport to be complete and are qualified in their entirety by the terms of such documents, which is listed as Exhibit 3 has been previously filed with the securities and Exchange Commission (as noted in Item 7) and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
(a)
As of the date of the execution of this statement, the aggregate number of securities identified pursuant to Item 1 which are deemed beneficially owned by Malcolm G. Chace, Jr. is 353,834, representing 7.6% of the 4,684,705 shares of the Issuer’s common stock outstanding on August 1, 2011.

(b)
As of the date of the execution of this statement, the number of shares as to which Malcolm G. Chace, Jr. has sole power to vote or to direct the vote is 139,431; the number of shares as to which Malcolm G. Chace, Jr. has shared power to vote or to direct the vote is 214,403; the number of shares as to which Malcolm G. Chace, Jr. has sole power to dispose or to direct the disposition is 139,431; the number of shares as to which Malcolm G. Chace, Jr. has shared power to dispose or to direct the disposition is 214,403.

	(c)	The Reporting Person has not engaged in any transactions in common stock of the Issuer during the past 60 days.
	(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
	(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Mr. Chace is the son of Malcolm G. Chace, who was a founder of the Issuer and the Chairman of its board of directors until his death.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1:
Agreement and Plan of Merger, dated as of April 19, 2011, by and between Bancorp Rhode Island, Inc. and Brookline Bancorp, Inc. (Incorporated by reference to Exhibit No. 2.1 to the Issuer’s Current Report on Form 8-K filed on April 22, 2011).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 13, 2011

/s/ Malcolm G. Chace, Jr.
Malcolm G. Chace, Jr.